SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Company – CNPJ/MF nº 02.558.115/0001 -21 – NIRE nº 33300276963

TIM CELULAR S.A.
Privately Held Company – CNPJ/MF nº 04.206.050/0001 -80 – NIRE nº 35300182910

MATERIAL FACT

TIM PARTICIPAÇÕES S.A. (“TIMPART” or “Acquiring Company”) and TIM CELULAR S.A. (“TIM CELULAR” or “Acquired Company”), together denoted as the “Companies”, both controlled by TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. (“TIM BRASIL”), hereby come, pursuant to the provisions set forth in Law no. 6404/76 (“LSA”), article 157, 4th paragraph and CVM Instruction no. 358/02, as amended by CVM Instruction no. 369/02 and CVM Instruction no. 319/99, and as amended by CVM Instruction no. 320/99 and no. 349/99, to inform their shareholders, the market in general and any other interested parties, of the following Material Fact:

1. Brief History and Intended Transaction. On January 31, 2006, the Boards of Directors of TIMPART and TIM CELULAR authorized the execution of an Agreement of Merger of Shares, under which all of TIM CELULAR’s shares shall be incorporated into the assets of TIMPART, under the terms of article 252 of LSA. As a consequence thereof and after the fulfillment of all conditions herein mentioned, (a) the acting shareholders of TIM CELULAR shall receive shares issued by TIMPART and (b) TIM CELULAR shall become a wholly-owned subsidiary of TIMPART, which will be the sole shareholder of TIM CELULAR, holding 100% (one hundred percent) of its capital stock

2. Corporate Structure. TIMPART is a holding company that holds the totality of the capital of its wholly-owned subsidiaries TIM NORDESTE TELECOMUNICAÇÕES S.A. (“TIM NORDESTE”) and TIM SUL S.A. (“TIM SUL”), operators of SMP in area 10 of Region I (TIM NORDESTE) and in the area 5 of Region II (TIM SUL) of the SMP’s General Authorization Plan (Plano Geral de Autorizações). TIM CELULAR renders SMP services in the areas 1, 2, 3, 6, 7 and 8 of the Regions I, II and III of SMP’s General Authorization Plan, as well as holds the control of MAXITEL S.A. (“MAXITEL”), which operates the SMP in áreas 4 and 9 in Region I of the SMP’s General Authorization Plan.

2.1. The organization charts below reflect, in a simplified form, the corporate structure of the Companies and their controlled companies before and after the intended transaction:

Structure Before the Transaction

3. Purposes of the Transaction. The corporate restructuring of TIMPART and of TIM CELULAR, through the intended merger of shares, is the result of administrators’ intention to optimize the organizational structure of the Companies and their subsidiaries, unifying and rationalizing the administration of their businesses, resulting in the reduction of associated costs and with an increased value for the shareholders, allowing for the greatest improvement of synergy between the Companies, by means of the operational merger of the companies that provide a personal mobile service (“SMP”), in a national scope, under the corporate name “TIM”.

4. Costs of the Transaction. The expected budget for the costs and expenses related to this transaction is of R$ 15,000,000.00 (fifteen million Reais), including legal counselors and consultants fees, appraisal services, publications, statutory filing, travel and auditing services costs.

5. Corporate Acts and Previous Negotiations. As already specified in this Material Fact, the Board of Directors of the Companies held meetings on January 31, 2006. On the same day, the Agreement of Merger of Shares was executed and the calling of a Special Shareholders’ Meeting was authorized to deliberate upon, among other things, the intended merger of shares. On the same day, the Fiscal Committee of TIMPART issued an opinion approving the transaction.

6. Increase of Capital and Shares that will be granted to the Shareholders of TIM CELULAR. As a result of the merger of shares, the capital stock of TIMPART will be increased in the amount of R$5,983,784,511.84 and shall hereinafter be of R$ 7,455,859,036.81. This increase will be represented by 1,443,012,977,093 shares, of which 491,506,603,551 are common shares and 951,506,373,542 are preferred shares, maintaining the current ratio of ordinary shares to preferred shares issued by TIMPART. TIMPART has only one class of common shares and one class of preferred shares. The capital stock of TIM CELULAR will be represented exclusively by the common stock and its shareholders shall have the right to receive the following shares issued by TIMPART:

TIM CELULAR Shareholder	Total amount and class of shares issued by TIMPART that shall be received by the shareholders of TIM CELULAR as a result of the merger of shares
Common Shareholders	491,506,603,551 Common Shares and 951,506,373,542 Preferred Shares totalizing, therefore, 1,443,012,977,093 shares

7. Composition of TIMPART´s Capital Stock After the Transaction Regarding Types and Classes of Shares. After the transaction, the capital stock of TIMPART, regarding the types and classes of shares, shall be:

Type/Class of TIMPART’s Shares	Number	Percentage of theTotal Capital Amount
Common Shares	791,117,234,619	34.06%
Preferred Shares	1,531,472,229,634	65.94%

8. Appraisal of Economic Value. Two economic value appraisals of the Companies have been made.

8.1. First Appraisal of Economic Value. The first appraisal of economic value was performed by Banco de Investimentos Credit Suisse (Brasil) S.A., a financial institution headquartered at Av. Brig. Faria Lima no. 3064, thirtenth floor, in the City and State of São Paulo, registered with the CNPJ/MF Corporate Taxpayers’ Roll under no. 33.987.793/0001 -33, specifically hired by TIMPART for that purpose. TIMPART and TIM CELULAR were appraised considering their economic value, through an analysis of audited financial statements dated December 31, 2005, using the discounted cash flow method.

8.2. Second Appraisal of Economic Value. The second appraisal of economic value was performed by Banco ABN AMRO Real S.A., financial institution headquartered at Av. Paulista no. 1374, third floor, in the City and State of São Paulo, registered with the CNPJ/MF Corporate Taxpayers’ Roll under no. 33.066.408/0001 -15, specifically hired by TIM CELULAR for that purpose. TIMPART and TIM CELULAR were appraised considering their economic value, through an analysis of audited financial statements dated December 31, 2005, using the discounted cash flow method.

9. Exchange Ratio. Based on the results of the economic value appraisals mentioned in items 8.1 and 8.2 above, the management of TIMPART and TIM CELULAR agreed on a constant exchange ratio listed in the table below, approved in their Meetings of the Boards of Directors held on the present date, which were found to be within the range of value determined in the appraisals performed by Banco de Investimentos Credit Suisse (Brasil) S.A. and by Banco ABN AMRO Real S.A. As a result, the shareholders of TIM CELULAR shall receive 15.6000 common shares and 30.2000 preferred shares issued by TIMPART in exchange for every common share that they hold in TIM CELULAR, as illustrated below:

Share Held by the TIM CELULAR shareholder	Type and Number of shares issued by TIMPART that shall be received (per share of TIM CELULAR)
1 (one) COMMON Share:	15.6000 COMMON SHARES and 30.2000 PREFERRED SHARES totalizing, therefore, 45.8000 shares

9.1. TIM CELULAR has not issued any preferred stock. Thus, the exchange ratio shall be between common shares of TIM CELULAR and common and preferred shares issued by TIMPART, in the ratio in which they currently are outstanding.

9.2. The resultant share fractions of TIMPART that are entitled to the shareholders of TIM CELULAR will be agglomerated and sold in the São Paulo Stock Exchange –Bovespa, at their market value, and the net amounts obtained will be made available proportionally to the aforementioned shareholders within 120 (one hundred and twenty) days as of the publication of the minutes of TIMPART´s Special Shareholders’ Meeting that approves the transaction.

10. Equitable Conditions. With the exchange ratio agreed upon by the Companies’ Boards of Directors found within the range of values determined in the appraisals preformed by Banco de Investimentos Credit Suisse (Brasil) S.A. and Banco ABN AMRO Real S.A., the referred institutions have issued letters to their respective contracting party to the effect that the proposed exchange ratio shall constitute equitable treatment for the Companies.

11. Book Value Appraisal. The book values of the Companies were appraised by ACAL Consultoria e Auditoria S.S., headquartered at Av. Rio Branco nº 181, 18th floor,

Centro, in the City and State of Rio de Janeiro, registered with the CNPJ/MF Corporate Taxpayer’s Roll under the 28.005.734/0001 -81, which was hired by the Companies to execute this specific appraisal. The Companies were appraised for their book values, through an analysis of their audited financial statements dated December 31, 2005. The result of such appraisal is described in table 14 below.

11.1 Since this is a merger of shares, the equity variations after the base date of the balance sheet of the Companies shall be duly registered in their respective accounting books.

12. Book Value Adjusted to Market Appraisal. In accordance with, and solely for the purposes set fort in article 264 of LSA, the appraisal based on the book value adjusted to market was performed by ACAL Consultoria e Auditoria S.S., qualified above, specifically hired by the Companies for execution of said evaluations. The Companies were appraised by their book value adjusted to the market through the analysis of their audited financial statements dated December 31, 2005. The results of such appraisal are set forth in the table in item 14 below.

13. Withdrawal Rights. The merger of shares transaction shall result in withdrawal rights to the shareholders of TIM CELULAR and the common shareholders of TIMPART that dissent from the merger of shares and that were proven holders of common shares issued by TIM CELULAR and TIMPART, as the case may be, on the date of the publication of this Material Fact notice, as provided for under article 137, 1st paragraph, of LSA. All details concerning the value of reimbursement are set forth in item 14 below.

13.1. The individuals acquiring common shares of TIM CELULAR and TIMPART after the publication date of this Material Fact notice shall not be entitled to the right of withdrawal, as provided for under article 137, 1st paragraph, of LSA.

13.2. As mentioned above, the enactment of the deliberations regarding the merger of shares will give dissenting TIMPART common shareholders the right to withdrawal, in accordance with article 252, 1st paragraph, of LSA, for the accounting book value (column “3” of the table in item 14 below).

13.3. Considering that the preferred shares issued by TIMPART: (a) are part of the IBOVESPA index (liquidity) and (b) more than 50% (fifty percent) of such shares are floating, in other words, they are not held by the controlling shareholder of TIMPART or persons related thereto, the preferred shareholders of TIMPART shall not have the right to withdrawal, pursuant to subsections “a” and “b” of item II of article 137 of LSA.

13.4. The request/exercise of withdrawal rights by the shareholders of common shares of TIM CELULAR or of TIMPART, as the case may be, may be made within 30 (thirty) days as of the publication of the minutes of the Special Shareholders’ Meeting that approves the merger of shares herein discussed. The request to exercise withdrawal rights shall be made by completing a form to be presented in any branch of Banco ABN AMRO Real S.A., custodian of TIMPART’s shares.

14. Exchange Ratio and Calculation of the Exchange Ratio based on the Book Value adjusted to the market value of TIM CELULAR and TIMPART, for the Purpose of Comparison as per article 264 of LSA and Reimbursement Amount based on the book value. Since this transaction is a merger of shares between companies under common control, article 264 of the LSA shall become applicable, and as such ACAL Consultoria e Auditoria S.S. has assigned the following amounts based on the appraisals mentioned in items 11 and 12 above:

Company (1)	Book Value on 12/31/05 (in thousands of R$) (2)	Per Share Book Value on 12/31/05 (in R$) (3)	Book Value adjusted to Market Value on 12/31/05 (in thousands of R$) (4)	Per Share Book Value adjusted to the Market Value on 12/31/05 (in R$) (5)	Exchange Ratio per share of TIM CELULAR of Book Value Adjusted to Market Value Article 264 – LSA (6)	Exchange Ratio proposed by the Parties based on the economic value (per share) (7)
TIM CELULAR	5,983,785	0.1899	5,671,451	0.1800	60.6793	45.8000
TIMPART	2,745,942	0.0031	2,609,292	0.0030

14.1. As provided for under article 264, 3rd paragraph, of LSA, since the exchange ratio listed in column “6” above is more advantageous for the shareholders of TIM CELULAR than the exchange ratio listed in column “7”, the shareholders of TIM CELULAR who dissented as to the merger of shares shall have the option to exercise their right to withdrawal based on book value adjusted to market value (column “5” above) or based on book value (column “3” above), appraised as of December 31, 2005, based on a balance sheet to be approved at a Shareholders Meeting.

15. Governance and Economic Rights of Controller Shares and the Remaining Shareholders before and after the Transaction. The capital stock of TIM CELULAR will be represented exclusively by common shares and the voting and economic rights conferred for the referred common shares issued by TIM CELULAR are the same as the common shares issued by TIMPART. With due regard to the provisions set forth in item 18 below, the common and preferred shares to be issued by TIMPART shall have the same voting and economic advantages as the common and preferred shares existing today, which are, those that are set forth in TIMPART’s by-laws. The table below synthesizes, for the purpose of comparison, the voting and economic advantages granted through the Companies’ shares, which shall not change in any way as a result of the intended merger of shares:

Company	Economic Rights – Preferred Shares	Voting Rights – Preferred Shares	Economic Rights – Common Shares	Voting Rights – Common Shares
TIM CELULAR	N/A	N/A	Dividend: beingmandatory, a dividend corresponds to twenty five percent (25%) of the net profit of the fiscal year, pursuant to the provisions set forth in Art. 202 of LSA.	Each common share corresponds to the right to one vote at the Shareholders’ Meeting.
TIMPART
(i) the priority in the capital reimbursement, without premium; (ii)minimum dividends, non- cumulative, between the greater value between (a)6% (six percent) per year, over the amount resulting from the division of the subscribed capital by the total number of shares issued by TIMPART or (b)3% (three percent) of the value of the shares’ net worth, as per the latest approved balance sheet.

The right to vote in the following situations: (a)lack of payment of dividends for three (03)consecutive fiscal years; (b) agreements entered between TIMPART and related parties, for which the term is greater than twelve (12) months and such agreement does not comply with standard clauses (c) amendments to the following provisions of the By-Laws: (c.1) item XV of Art. 13; (c.2) Sole Paragraph of Art. 14 and (c.3) Article 43.

Subsequent to the payment of the minimum dividend entitled to the preferred shares, the payment of dividends in the same amount and, furthermore, subject to the same conditions as the preferred shares in the distribution of profits exceeding that amount. The compulsorydividend corresponds to twenty-five percent (25%) of the adjusted net profit.
Each common share corresponds to the right to one vote at the Shareholders’ Meeting.

16. Absence of Conflict of Interest. The financial institutions in charge of the net cash flow appraisal, Banco de Investimentos Credit Suisse (Brasil) S.A. and Banco ABN AMRO Real S.A., and the entity responsible for the book value and book value adjusted to market valuations, ACAL Consultoria e Auditoria S.S., have declared the absence of conflicts of interest that could diminish the independence necessary for the playing of their role in this transaction. Banco de Investimentos Credit Suisse (Brasil) S.A., Banco ABN Amro Real S.A. and ACAL Consultoria e Auditoria S.S. have declared that neither the Companies nor their directors, officers or controlling shareholders (i) have interfered or limited, in any way, their capacity to obtain the necessary information for their objective and accurate evaluations, (ii) determined or restricted in any way their capacity of determining the methodologies used to arrive at the conclusions presented in said evaluations and opinions, or (iii) determined or restricted their capacity to come to the conclusions presented in their reports.

17. Analysis of the Transaction by Regulatory Agencies. The present transaction is currently being presented to the National Telecommunication Agency (ANATEL), for registration purposes. Even though the present transaction does not require registration with the Securities and Exchange Commission (“SEC”), the regulatory body for capital markets in the United States of America, it shall be informed to SEC through the filing of 6-K forms. As the merger of shares involves companies within the same economic group, the transaction referred to in this notice shall not be subject to approval by the Brazilian antitrust authorities (Conselho Administrativo de Defesa Econômica – CADE).

18. Dividends. The common and preferred shares to be issued by TIMPART as a result of the merger of shares shall not be entitled to the dividends and/or interest on equity declared by TIMPART for the fiscal year ending on December 31, 2005. Such shares shall be entitled to dividends and other profits based on income that was declared over the profits accrued by TIMPART, as of the fiscal year beginning January 1, 2006.

19. Special Premium Reserves. The current transaction will not affect the accumulation of special premium reserves held by TIM Sul and TIM Nordeste, nor will it affect the corresponding credits produced by these within the scope of TIMPART, for the benefit of its controlling shareholder. Such special premium reserves accrued in the fiscal year ending on December 31, 2005 shall be capitalized subsequent to the conclusion of the merger of shares, by means of a Special Shareholders’ Meeting to be duly called.

20. Amendments to TIMPART’s By-Laws. In virtue of the merger of shares, TIMPART’s Special Shareholders’ Meeting shall deliberate on the amendments to articles 5 and 6 of the By-Laws, as to reflect on the new amount and composition of TIMPART’s capital stock, as well as its new authorized capital.

21. Amendments to TIM CELULAR’s By-Laws. In virtue of the merger of shares, TIM CELULAR’s Special Shareholders’ Meeting shall deliberate on the amendments or elimination, as the case may be, of certain clauses of its By-Laws, in order to reflect the disbandment of its Board of Directors.

22. Reconsideration/ Canceling of the Transaction. In accordance with the provisions set forth in paragraph 3 of article 137 of LSA, if the total amount of withdrawal rights payments jeopardizes the financial stability of TIMPART, its administration shall have the right to call, within 10 (ten) days after the end of the withdrawal rights period, a new Special Shareholders’ Meeting with the express purpose of ratifying or reconsidering the deliberation regarding the merger of shares that this Material Fact discusses.

23. Location of Dissipation of Transaction Documents. The documents related to the transaction shall be available for review by the shareholders of the respective Companies at the headquarters of TIMPART and TIM CELULAR described below. Additional information can be obtained at the administration of TIM CELULAR and/or by contacting Ms. Joana Dark Serafim at the TIMPART’s Department of Investor Relations, at (21) 4009 3742.

COMPANY	ADDRESS
TIM PARTICIPAÇÕES S.A.	Av. das Américas nº 3434, Bloco 1, 7º andar-parte, Rio de Janeiro-RJ
TIM CELULAR S.A.	Av. Giovanni Gronchi nº 7.143, São Paulo- SP

24. Conditions for the Effectiveness of the Merger of Shares. The proposed merger of shares is subject to the following conditions: (a) a report made to the National Agency of

Telecommunications (“Agência Nacional de Telecomunicações”) – ANATEL and its prior approval, for regulatory purposes; (b) the approval of the shareholders representing the majority of the voting capital of TIM CELULAR present at a Special Shareholders’ Meeting and by the shareholders representing the majority of the common shareholders present at TIMPART’s Special Shareholders Meeting. TIM CELULAR and TIMPART’s Special Shareholders Meetings that shall decide, among other things, on the proposed merger of shares, shall be called to March 16, 2006.

25. Additional Information. TIMPART’s status as a publicly-held company shall in no way be altered by virtue of this transaction, following the manifestation of the its controlling shareholder.

25.1 Once the merger of shares of TIM CELULAR and TIM PART has been completed, the possibility and convenience of additional restructuring of the subsidiaries controlled by TIMPART shall be looked into (including the merger of them), in order to continue the process of optimization of the organizational structure of the companies that render SMP’s services under the common denomination “TIM”, without this causing or producing changes in TIMPART’s shareholder framework. Future restructuring operations shall be subject to, among other things, the usual feasibility analysis, disclosure to the market, as well as the approval of the pertinent regulatory and corporate entities.

25.2 In accordance with SEC rules, it shall be known that this Material Fact is not an offering document and it does not constitute an offer to sell or a solicitation to acquire any securities. The shares to be issued as a result of the transaction shall not be registered in accordance with the Securities Act of 1933, and they shall not be offered or sold in the United States of America without the appropriate registration under that Act or an exemption from registration, as per that country’s applicable laws.

Rio de Janeiro and São Paulo, January 31, 2006.

Paulo Cruz Cozza
Diretor of Investor Relations
TIM PARTICIPAÇÕES S.A.

Stefano De Angelis
Diretor of Administration, Finance and Control
TIM CELULAR S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 01, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer